

August 30, 2013

Via E-mail
Paul F. Clemens
Chief Financial Officer
First Midwest Bancorp, Inc.
One Pierce Place, Suite 1500
Itasca, Illinois 60143-9768

> **Re: First Midwest Bancorp, Inc.**
> **Form 10-K for Fiscal Period Ended December 31, 2012**
> **Filed March 15, 2013**
> **File No. 001-33934**

Dear Mr. Clemens:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2012
Item 8. Financial Statements and Supplementary Data
Report of Independent Registered Public Accounting Firm, page 96

1. We note that the opinion paragraph references the consolidated statement of financial position at December 31, 2012 and 2011, and the consolidated results of operations and cash flows for each of the three years in the period ended December 31, 2011. Please confirm, if true, that this report covers all periods included in the financial statements, including operating results and cash flows for each of the three years in the period ended December 31, 2012, and ensure that future filings include the appropriate periods covered by the audit.

Note 2 – Recent Events – Bulk Loan Sales, page 109

2. We note your discussion of a bulk loan sale that resulted in $80.3 million in charge-offs at the time the loans were identified for sale in the third quarter of 2012. Please address the following:

    a. Tell us and revise future filings to disclose the approximate amount of provision for loan losses that was subsequently recorded as a result of this bulk loan sale.

    b. Of those loans sold in the bulk sale, tell us the recorded investment in loans individually evaluated and collectively evaluated for impairment.

        i.   For loans individually evaluated for impairment, please quantify the amounts by impairment measurement methodology (present value of expected future cash flows discounted at the loan's effective interest rate, fair value of the collateral if the loan is collateral dependent, etc.)

        ii. For the loans measured based on the fair value of the collateral, please provide information for each loan detailing the date of the last appraisal, the appraised value, the recorded investment in the loan with an explanation for any difference as compared to the appraised value, and the amount for which you sold the loan. If there was a significant difference between the amount for which you sold the loan and the recorded investment, please provide us an explanation for the difference.

    c. Tell us in detail how the pricing of the loans was determined. Specifically tell us whether each loan was priced individually.

    d. Tell us how you incorporated the valuation information/data points obtained from the bulk loan sale in your measurement of credit impairment for loans individually measured at December 31, 2012.

    e. Tell us how you incorporated the valuation information/data points obtained from the bulk loan sale in your measurement of credit impairment for loans collectively measured at December 31, 2012. Specifically tell us the amount of charge-off's from the bulk sale included in your historical losses used in your allowance methodology.

Note 6 – Past Due Loans, Allowance for Credit Losses, And Impaired Loans
TDRs, page 126

3. We note that the balance in troubled debt restructurings (TDRs) was $13.0 million, $17.8 million, $47.7 million and $56.1 million at March 31, 2013, December 31, 2012, 2011 and 2010, respectively. We also note your disclosure on page 127 that for TDRs to be removed from TDR status, the loans must (1) have a market rate of interest at the time of restructuring and (ii) be in compliance with the modified loan terms. Please address the following:

    a. Provide us with, and revise future filings to include, a detailed discussion of the underlying reasons for the period to period decrease in loans classified as TDRs.

    b. In the event you are re-designating your restructured loans (i.e., removing them from TDR status), please tell us, and revise future filings to expand upon the disclosure referenced above to support your accounting treatment to remove these loans from TDR status as opposed to the loan remaining a TDR until the loan is paid off. Please reference the authoritative literature relied upon to support this accounting treatment.

    c. Tell us, and revise future filings to clarify, your policy for classifying TDRs as impaired for accounting and reporting purposes in the period of the restructuring and in periods subsequent to the restructuring.

    d. Provide us with, and revise future filings to include, a roll-forward of performing and nonperforming TDR's for each period presented along with a robust discussion explaining any significant period to period fluctuations in line items of the roll-forward.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

    •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

    •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

    •   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Benjamin Phippen, Staff Accountant, at (202) 551-3697 or me at (202) 551-3423 if you have any questions.

Sincerely,

/s/ Amit Pande

Amit Pande
Accounting Branch Chief